Exhibit 15.1

Panasonic Announces Continuation of Policy toward Large-scale Purchases of Company’s Shares [ESV plan]

Osaka, Japan, May 11, 2012 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced that its Board of Directors has decided to continue the company’s policy toward Large-scale Purchases of Panasonic shares. This policy, called the ESV (Enhancement of Shareholder Value) Plan, was originally announced on April 28, 2005, and since then, the Board of Directors has announced the continuation thereof each year. As stated in the April 28, 2005 press release, the ESV Plan reflects Panasonic’s policy toward:

(i)	a purchase of Panasonic shares by a group of shareholders[1] with the intent to hold 20% or more of the total voting rights[2] of Panasonic, or
(ii)	a purchase of Panasonic shares resulting in a group of shareholders holding 20% or more of the total voting rights of Panasonic.

(The ESV Plan does not apply to cases where Panasonic’s Board of Directors has given consent in advance of purchases set out in (i) or (ii) above.)

In the following outline of the details of the ESV Plan, a purchase of Panasonic shares set out in (i) or (ii) above shall be referred to as a Large-scale Purchase, and a person or a company that intends to conduct a Large-scale Purchase shall be referred to as the Large-scale Purchaser.

1. Basic Philosophy

Panasonic’s Board of Directors believes that the company’s shareholders should make the final decisions as to whether or not a Large-scale Purchase is acceptable. If a Large-scale Purchase is to be conducted, sufficient information should be provided through the Board of Directors to shareholders so that they may make appropriate decisions. The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such Large-scale Purchase is provided, and subsequently to disclose the opinion of the Board of Directors, to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser or offer alternative plans to shareholders, if it is deemed necessary.

The Panasonic Group recorded consolidated net sales of 7,846.2 billion yen for fiscal 2012, ended March 31, 2012, and consists of 578 consolidated subsidiaries and 330,767 employees on a consolidated basis, as of March 31, 2012. Taking into account the scale of the company’s operations and the wide range of its business fields, Panasonic believes it would be helpful for shareholders to receive proper information from both the Large-scale Purchaser and the Board of Directors so that they may examine the terms of the Large-scale Purchase that may have an impact on the management of the company, including the adequacy of the purchase price. The company believes that if a Large-scale Purchase is to be conducted, shareholders should be made aware of its potential impact on the future management of the Panasonic Group, as well as management policies and business plans that the Large-scale Purchaser wishes to adopt, and the influence on other various stakeholders such as customers and employees, in order to determine whether or not the Large-scale Purchase is acceptable.

Under the basic philosophy mentioned above, Panasonic’s Board of Directors has established rules concerning Large-scale Purchases of Panasonic shares (hereinafter referred to as the Large-scale Purchase Rules) as described below. The Board of Directors will require any Large-scale Purchaser to comply with these rules. If the Large-scale Purchaser does not comply with these rules, the Board of Directors intends to take certain countermeasures.

For your information, please refer to the major shareholders of Panasonic as described in attachment 1 hereto. Also, please note that as of the present time, Panasonic has not received any specific proposals for a Large-scale Purchase.

2. Large-scale Purchase Rules

Panasonic’s Board of Directors believes that a Large-scale Purchaser should comply with the Large-scale Purchase Rules for the benefit of all shareholders of Panasonic. The Large-scale Purchase Rules require that (i) a Large-scale Purchaser provide sufficient information to the Board of Directors, and (ii) a Large-scale Purchaser be permitted to commence the Large-scale Purchase only after the prescribed period during which the Board of Directors assesses the Large-scale Purchase.

First, a Large-scale Purchaser is required to provide Panasonic’s Board of Directors with sufficient information (hereinafter referred to as the Large-scale Purchase Information) so that the company’s shareholders may make decisions and the Board of Directors may form its opinion regarding such Large-scale Purchase. The Large-scale Purchase Information includes the followings:

(1)	an outline of the Large-scale Purchaser and its group;
(2)	the purposes and conditions of the Large-scale Purchase;
(3)	the basis for determination of the purchase price and funds for purchase; and
(4)	management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase.

Since details of the Large-scale Purchase Information may vary depending on each specific Large-scale Purchase, the Board of Directors, first of all, requires the Large-scale Purchaser to submit to Panasonic a letter of intention to comply with the Large-scale Purchase Rules, specifying the name of the Large-scale Purchaser, address, governing law of incorporation, the name of the representative, contact details in Japan and an outline of the proposed Large-scale Purchase. Within five business days after receipt of such letter, the Board of Directors will deliver to the Large-scale Purchaser a list of the Large-scale Purchase Information to be initially provided by the Large-scale Purchaser. If the information initially provided by the Large-scale Purchaser is deemed insufficient as Large-scale Purchase Information, the Board of Directors may request additional information until it receives sufficient information with such decision made by referring to advice from outside professionals, such as lawyers and financial advisors and fully respecting the opinions of outside directors and corporate auditors. The Board of Directors will disclose the proposed Large-scale Purchase and all or part of the Large-scale Purchase Information submitted to the Board of Directors at the time it deems appropriate, if such disclosure is considered necessary for shareholders to make decisions.

After all the Large-scale Purchase Information is provided, Panasonic’s Board of Directors should be allowed a sixty day period (in the case of the purchase of all Panasonic shares by a tender offer with cash-only (yen) consideration) or a ninety day period (in the case of any other Large-scale Purchase), depending on the difficulty level of assessment, as the period during which it will assess, examine, negotiate, form an opinion and seek alternatives (hereinafter referred to as the Assessment Period). The Large-scale Purchase, therefore, shall be commenced only after the Assessment Period has elapsed. The Board of Directors will thoroughly assess and examine the Large-scale Purchase Information with advice from outside professionals during the Assessment Period, and disclose its opinion.

As mentioned above, the Board of Directors may negotiate with the Large-scale Purchaser in order to improve the terms of the proposed Large-scale Purchase or it may offer alternative plans to shareholders, as necessary.

3. Countermeasures against non-compliance with the Large-scale Purchase Rules

The ESV Plan includes countermeasures to be taken in the event of non-compliance with the Large-scale Purchase Rules. In the ESV Plan, non-compliance with the Large-scale Purchase Rules is the condition triggering Panasonic’s countermeasures, in principle.

If a Large-scale Purchaser does not comply with the Large-scale Purchase Rules, Panasonic’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights or any other measures that the Board of Directors is permitted to take under the Company Law in Japan or other laws and the company’s articles of incorporation. The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers and fully respecting the opinions of outside directors and corporate auditors. The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights in a rights offering, the outline of the issuance thereof shall be as described in attachment 2 hereto. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights in consideration of the effectiveness thereof as a countermeasure, such as the condition not to belong to a specific group of shareholders including a Large-scale Purchaser.

The purpose of the Large-scale Purchase Rules is to provide an opportunity for Panasonic’s shareholders to receive necessary information about the Large-scale Purchase, as well as the opinion and any alternative plans from Panasonic’s Board of Directors, in order to determine whether or not the Large-scale Purchase is acceptable. Panasonic believes these rules will benefit shareholders by providing them with sufficient information to make a decision about a Large-scale Purchase that may have an impact on the management of the company. If a Large-scale Purchaser complies with the Large-scale Purchase Rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to Panasonic. As an exception, however, in the event that it is clear to the Board of Directors that a Large-scale Purchase will cause irreparable damage or loss to Panasonic and as a result, the Board of Directors makes a decision to take countermeasures to prevent such Large-scale Purchase, the Board of Directors will disclose such decision in a timely and appropriate manner. On making such a decision, the Board of Directors will refer to advice from outside professionals, such as lawyers and financial advisers and fully respect the opinions of outside directors and corporate auditors.

If the Board of Directors decides after considering the interest of all shareholders that it would be appropriate to confirm the desires of the shareholders before taking the countermeasures stated above, the company will hold a general meeting of shareholders. If the Board of Directors decides to hold such a meeting, the company will disclose the fact that a general meeting of shareholders will be held and the reasons therefor.

The company believes that the establishment of the Large-scale Purchase Rules and countermeasures to be taken in the event of non-compliance with such rules are reasonable and appropriate in order to protect the legitimate interests of all Panasonic shareholders. The company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules. Thus, the company is hereby advising in advance against commencing a Large-scale Purchase that does not comply with the Large-scale Purchase Rules.

4. Effect on Panasonic’s shareholders and investors

Panasonic does not anticipate that taking countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights, however, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and financial instruments exchange regulations. Regarding necessary procedures for shareholders in the event that a specific countermeasure is taken, in the case of an issuance of stock acquisition rights, in order to acquire stock acquisition rights, shareholders need to apply for acquisition within a certain prescribed period, depending on the issuance methods for stock acquisition rights. In addition, in order to exercise stock acquisition rights and acquire stock, shareholders need to pay the exercise price within a certain prescribed period. When the Board of Directors decides to acquire stock acquisition rights, it may deliver stocks to shareholders without paying the amount equivalent to the exercise price, in exchange for the acquisition of the stock acquisition rights. In the case of a stock split and an issuance of stock acquisition rights, shareholders must be recorded in the last shareholders’ register as of the record date of the stock split or the issuance of stock acquisition rights, which shall be determined and announced publicly by the Board of Directors. Panasonic will announce the details of such procedures and any other procedures necessary to protect the interests and rights of shareholders and investors in accordance with relevant laws and financial instruments exchange regulations when the Board of Directors actually determines to take countermeasures including stock splits and issuances of stock acquisition rights.

Each Corporate Auditor, including each outside Corporate Auditor, stated agreement to re-adopt this policy at this time on condition that it is duly implemented. The terms of office of all Directors are for one year, and they are elected at an annual general meeting of shareholders in June of each year. All of the two (2) Outside Directors and three (3) Outside Corporate Auditors are notified to the financial instruments exchanges as independent directors or independent corporate auditors and do not have any conflict of interests with our shareholders. Panasonic’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted strictly in the interests of all shareholders.

Notes:	1.	A group of shareholders (tokutei-kabunushi group) means a holder (defined in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Law, including a person or a company deemed as a holder pursuant to Paragraph 3 thereof) of shares and other securities (defined in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Law) or a person or a company who makes a purchase (defined in Paragraph 1, Article 27-2 of the Financial Instruments and Exchange Law, including a purchase made on a financial instruments exchange market) and any joint holders (defined in Paragraph 5, Article 27-23 of the Financial Instruments and Exchange Law, including a person or a company deemed as a joint holder pursuant to Paragraph 6 thereof) and any specially related parties (defined in Paragraph 7, Article 27-2 of the Financial Instruments and Exchange Law).

	2.	The number of total voting rights shall be the number of voting rights with respect to all issued shares of Panasonic at the relevant time, excluding the shares held by Panasonic as treasury stock, the number of which appears in the latest Treasury Stock Purchase Report under the Financial Instruments and Exchange Law.

(Attachment 1)

The major shareholders of Panasonic as of March 31, 2012

Name of Shareholder	Number of Shares Held (thousands of shares)	Percentage of Shares Held in Total Issued Shares (%)
The Master Trust Bank of Japan Ltd. (trust account)	133,064	5.42
Japan Trustee Services Bank, Ltd. (trust account)	127,720	5.20
Nippon Life Insurance Company	76,728	3.12
Sumitomo Mitsui Banking Corporation	66,817	2.72
Moxley & Co. LLC	57,930	2.36
Panasonic Corporation Employee Shareholding Association	49,871	2.03
SSBT OD05 Omnibus Account-Treaty Clients	46,982	1.91
Sumitomo Life Insurance Co.	37,408	1.52
State Street Bank and Trust Co.	33,939	1.38
Japan Trustee Services Bank, Ltd. (trust account 9)	30,206	1.23

Notes:

1.	Amounts less than one thousand have been discarded.

2.	The number of treasury stock is 141,351 thousand shares.

(Attachment 2)

Outline of issuance of stock acquisition rights

(In case the Board of Directors elects to issue stock acquisition rights in a rights offering)

1. Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof:

One stock acquisition right shall be granted to a shareholder, per one share held by such shareholder (excluding the shares held by Panasonic as treasury stock), whose name is recorded in the register of shareholders as of the record date to be specified and published by the Board of Directors. In this regard, Panasonic may either (i) grant to each of the shareholders holding a share of common stock a right to subscribe for a stock acquisition right and to make an offering for subscription of the offered stock acquisition right, or (ii) distribute stock acquisition rights to the shareholders without consideration.

2. Type and number of shares to be acquired upon exercise of stock acquisition rights:

The type of shares to be acquired upon exercise of stock acquisition rights shall be common stock, and the number of shares to be acquired upon exercise of one stock acquisition right shall be one share.

3. Total number of stock acquisition rights to be issued:

The total number of stock acquisition rights to be issued shall be determined by the Board of Directors up to 5 billion stock acquisition rights. The Board of Directors may issue stock acquisition rights more than once within the maximum number of 5 billion stock acquisition rights to be issued in total.

4. Payment amount of each stock acquisition right in the case of item 1, (ii) above:

No payment is required.

5. Price of assets to be invested upon exercise of each stock acquisition right:

The price of assets to be invested upon exercise of a stock acquisition right shall be one Japanese yen or more to be determined by the Board of Directors.

6. Restriction on transfer of stock acquisition rights:

Acquisition of stock acquisition rights by way of assignment thereof requires the approval of the Board of Directors.

7. Conditions of exercise of stock acquisition rights:

The Board of Directors may prohibit a person or company belonging to a group of shareholders (tokutei-kabunushi group) including a Large-scale Purchaser (excluding the case where the Board of Directors approves that an acquisition or shareholding of shares and other securities of Panasonic by the person or company does not conflict with the benefit of all shareholders of Panasonic) from exercising stock acquisition rights.

8. Exercise period and other conditions of stock acquisition rights:

Exercise period, conditions of acquisitions and other conditions of stock acquisition rights shall be determined by the Board of Directors. The Board of Directors may determine that the company may repurchase stock acquisition rights (“Qualified Stock Acquisition Rights”) that are not held by a holder of a stock acquisition right who is prohibited from exercising stock acquisition rights due to the exercise conditions mentioned in item 7 above, and deliver one share of common stock to be determined by the Board of Directors per one Qualified Stock Acquisition Right to each of the holders thereof.

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